Exhibit 99.4

FINANCIAL STATEMENTS
MIDCONTINENT EXPRESS
PIPELINE LLC

Year Ended December 31, 2011 and
Seven Months Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Midcontinent Express Pipeline LLC:

In our opinion, the accompanying balance sheets and the related statements of income, of comprehensive income, of members' equity and of cash flows present fairly, in all material respects, the financial position of Midcontinent Express Pipeline LLC (the "Company") at December 31, 2011 and 2010, and the results of its operations and its cash flows for the year ended December 31, 2011 and for the seven-month period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
February 17, 2012

MIDCONTINENT EXPRESS PIPELINE LLC
STATEMENTS OF INCOME
(in thousands)

	Year Ended December 31, 2011	Seven Months Ended December 31, 2010
Revenues:
Transportation services	$262,360	$137,996
Operating Costs and Expenses:
Cost of sales and transportation services	15,603	3,907
Operations and maintenance	10,243	5,714
Depreciation and amortization	69,538	40,093
General and administrative	3,612	2,009
Taxes, other than income taxes	26,509	14,779
Total Operating Costs and Expenses	125,505	66,502
Operating Income	136,855	71,494
Other Income (Expense):
Allowance for funds used during construction-
Equity	(43)	810
Debt	6	294
Interest expense, net	(51,474)	(30,058)
Other income	(5)	—
Total Other Income (Expense)	(51,516)	(28,954)
Net Income to Members	$85,339	$42,540
The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC
STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31, 2011	Seven Months Ended December 31, 2010
Net Income to Members	$85,339	$42,540
Other Comprehensive Income:
Reclassification of change in fair value of derivatives to net income	166	97
Total Other Comprehensive Income	166	97
Comprehensive Income	$85,505	$42,637
The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC
BALANCE SHEETS
(in thousands)

	December 31,
	2011	2010
ASSETS
Current Assets
Cash and cash equivalents	$1	$12,958
Restricted deposits	—	201
Accounts receivable	22,199	21,662
Gas imbalance	6,390	4,421
Other current assets	327	504
Total Current Assets	28,917	39,746
Property, Plant and Equipment, Net	2,150,766	2,221,193
Unamortized Debt Expense	4,542	5,154
Deferred Charges and Other Assets	744	70
Total Assets	$2,184,969	$2,266,163
LIABILITIES AND MEMBER'S EQUITY
Current Liabilities
Notes payable	$1,000	$—
Cash book overdrafts	7,657	6,401
Accounts payable	16,925	11,334
Accrual for construction	6,328	11,809
Gas imbalances	1,273	740
Accrued interest	13,792	13,791
Accrued taxes	—	5,784
Accrued other current liabilities	5,659	4,406
Total Current Liabilities	52,634	54,265
Long-term Debt	799,200	799,018
Commitments and Contingencies (Notes 5, 7 and 10)
Members' Equity
Members' capital	1,334,070	1,413,981
Accumulated other comprehensive loss	(935)	(1,101)
Total Members' Equity	1,333,135	1,412,880
Total Liabilities and Members' Equity	$2,184,969	$2,266,163
The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC
STATEMENT OF MEMBERS' EQUITY
(in thousands)

	Total	Kinder Morgan Operating Limited Partnership "A"	ETC Midcontinent Express II L.L.C.	Regency Midcontinent Express II L.L.C.	Regency Midcontinent Express LLC
Members' Equity
Balance at June 1, 2010	$1,285,028	$642,514	$1,285	$641,229	$—
Net income to Members	42,540	21,270	43	21,227	—
Contributions by Members	172,000	86,000	172	85,828	—
Distributions to Members	(86,785)	(43,392)	(87)	(43,306)	—
Other Comprehensive Income	97	48	—	49	—
Balance at December 31, 2010	1,412,880	706,440	1,413	705,027	—
Net income to Members	85,339	42,669	70	35,166	7,434
Distributions to Members	(165,250)	(82,625)	(140)	(69,833)	(12,652)
Other Comprehensive Income	166	83	—	69	14
Transfer of Members' interest-October 31, 2011 (Note 1)	—	—	(1,343)	(670,429)	671,772
Balance at December 31, 2011	$1,333,135	$666,567	$—	$—	$666,568
The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC
STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2011	Seven Months Ended December 31, 2010
Cash Flows from Operating Activities
Net income to Members	$85,339	$42,540
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation and amortization	69,538	40,093
Amortization of debt expense, debt discount, interest rate swap loss and treasury lock	1,424	712
Loss (income) from the allowance for equity funds used during construction	43	(810)
Changes in components of working capital
Accounts receivable	(537)	(2,643)
Other current assets	(5)	456
Accounts payable	5,591	8,827
Cashbook overdrafts	1,256	6,216
Accrued interest	1	3,878
Accrued taxes	(5,784)	(6,266)
Other current liabilities	(1)	(69)
Other, net	(674)	51
Net Cash Flows Provided by Operating Activities	156,191	92,985
Cash Flows from Investing Activities
Capital expenditures	(11,448)	(52,279)
Proceeds received from vending settlement	6,813	—
Proceeds received from restricted deposit	201	—
Acquisition of plant	—	(21)
Net Cash Flows Used in Investing Activities	(4,434)	(52,300)
Cash Flows from Financing Activities
Issuance of debt	131,100	215,700
Payment of debt	(130,100)	(328,586)
Contributions from Members	—	172,000
Distributions to Members	(165,250)	(86,785)
Debt issue costs	(464)	(111)
Net Cash Flows used in by Financing Activities	(164,714)	(27,782)
Net (Decrease) Increase in Cash and Cash Equivalents	(12,957)	12,903
Cash and Cash Equivalents at beginning of period	12,958	55
Cash and Cash Equivalents at end of period	$1	$12,958
Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest (net of capitalized interest)	$49,583	$24,868
The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC
NOTES TO FINANCIAL STATEMENTS
1. General
Midcontinent Express Pipeline LLC ("Midcontinent Express") owns a long-haul, firm natural gas transportation pipeline with takeaway capacity, either directly or indirectly, from natural gas producing regions located in Texas, Oklahoma and Arkansas. The pipeline provides the capability to transport natural gas supplies to major pipeline interconnects along its route, which originates near Bennington, Oklahoma and traverses east through Texas, Louisiana and Mississippi to its terminus at Transcontinental Gas Pipe Line Corporation's Station 85 near Butler, Alabama. In June 2010, Midcontinent Express completed two natural gas compression projects that increased Zone 1 capacity from 1.5 to 1.8 billion cubic feet per day, and Zone 2 capacity from 1.0 to 1.2 billion cubic feet per day. The incremental capacity is fully subscribed with ten-year binding shipper agreements. During 2011, Midcontinent Express had natural gas transportation throughput volume of approximately 496.6 million dekatherms (“Dth”).
From its inception on March 1, 2007 to April 11, 2010, Midcontinent Express was owned 50% by Kinder Morgan Operating Limited Partnership “A” (“KMOLPA”), a subsidiary of Kinder Morgan Energy Partners, L.P. (“KMP”), and 50% by ETC Midcontinent Express Pipeline, L.L.C. (“ETC Midcontinent Express”), a wholly owned subsidiary of Energy Transfer Partners, L.P. (“ETP”). Kinder Morgan, Inc. (“KMI”) owns the general partnership interest in KMP. On April 12, 2010, ETC Midcontinent Express transferred its 50.0% Membership interest in Midcontinent Express to ETC Midcontinent Express II LLC (“ETC Midcontinent II”) and ETC Midcontinent II transferred 49.9% of the interest in Midcontinent Express to ETC Midcontinent Express III (“ETC Midcontinent III”). At the time of these transfers, all three entities were subsidiaries of ETP. On May 26, 2010, Energy Transfer Equity L.P. (“ETE”), the owner of the general partner of ETP and the owner of the general partner of Regency Energy Partners LP (“Regency”), transferred 100% of member interests in ETC Midcontinent III and an option to acquire 100% of member interests in ETC Midcontinent II one year thereafter to Regency. On June 3, 2010, ETC Midcontinent III changed its name to Regency Midcontinent Express Pipeline I LLC (“Regency Midcontinent I”).
On September 1, 2011, Regency exercised its option to acquire a 100% interest in ETC Midcontinent Express II, a 0.1% owner of Midcontinent Express, from ETP.
On October 31, 2011, Midcontinent Express II and Regency Midcontinent I, a 49.9% owner of Midcontinent Express, were merged into Regency Midcontinent Express LLC (“RME”), a wholly owned subsidiary of Regency, with RME as the sole surviving entity.
As a result of these transactions, the member interests and voting rights in Midcontinent Express are as follows:

•	50% - KMOLPA; and

•	50% - RME
The prior period financial statements are being presented for the seven months ended December 31, 2010 in order to satisfy the reporting requirements of Regency, representing the period for which Regency was a Member.
2. Summary of Significant Accounting Policies
Basis of Presentation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform to the current presentation. Subsequent events have been evaluated, which are events or transactions that occurred after December 31, 2011 through the issuance of the accompanying financial statements on February 17, 2012.
Cash Equivalents
Midcontinent Express considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
Restricted Deposits
Restricted deposits consist of restricted funds on deposit with escrow agents in support of Midcontinent Express' operations.

Accounting for Regulatory Activities
Midcontinent Express' regulated activities are accounted for in accordance with the “Regulated Operations” Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“Codification”). This Topic prescribes the circumstances in which the application of GAAP is affected by the economic effects of regulation. Regulatory assets and liabilities represent probable future revenues or expenses to Midcontinent Express associated with certain charges and credits that will be recovered from or refunded to customers through the ratemaking process.
As of December 31, 2011 and 2010, Midcontinent Express' regulatory assets totaled $0.7 million and $0.3 million, respectively. The December 31, 2011 regulatory assets amount is included within “Deferred Charges and Other Assets” in the accompanying Balance Sheet, and is primarily attributable to unamortized Federal Energy Regulatory Commission's (“FERC”) annual charge adjustments. The December 31, 2010 regulatory assets amount consists of (i) $0.2 million of Midcontinent Express' fuel tracker (discussed below) which is included within “Other current assets” in the accompanying Balance Sheet and (ii) $0.1 million of unamortized employee benefit costs which is included within “Deferred Charges and Other Assets” in the accompanying Balance Sheet.
As of December 31, 2011 and 2010, Midcontinent Express' regulatory liabilities totaled $5.1 million and $3.9 million, respectively. Both amounts are included within “Accrued other current liabilities” in the accompanying Balance Sheet and are attributable to Midcontinent Express' fuel tracker.
Fuel Recovery Mechanism
Midcontinent Express obtains natural gas quantities from its shippers, in accordance with its tariff and applicable contract terms, as reimbursement for fuel consumed at compressor stations and other locations on its system as well as for natural gas quantities lost and otherwise unaccounted for. Midcontinent Express tracks the volume and associates the value of over- or under-collections of (i) fuel and (ii) lost and unaccounted for quantities through tracking mechanisms that are recorded as an addition or reduction to a regulatory asset or liability balance representing the amounts to be recovered or refunded, respectively, to customers through future rates.
Gas Imbalances
Gas imbalances receivable and payable reflect gas volumes owed to Midcontinent Express from its customers or by Midcontinent Express to its customers. Gas imbalances represent the difference between customer nominated versus actual gas receipts from and gas deliveries to interconnecting pipelines under various Operational Balancing Agreements. Gas imbalances are settled in cash or made up in-kind subject to the terms of the various agreements and are valued at the December 2011 and 2010 average monthly index prices of $3.09 and $4.09 per MMbtu, respectively.
Property, Plant and Equipment
Property, plant and equipment is stated at historical cost, which for constructed plant includes indirect costs such as allowance for funds used during construction, payroll taxes, fringe benefits, administrative and general costs. Expenditures that increase capacities, improve efficiencies or extend useful lives are capitalized. Routine maintenance, repairs and renewal costs are expensed as incurred. The cost of normal retirements of depreciable utility property, plant and equipment, plus the cost of removal less salvage, is recorded in accumulated depreciation with no effect on current period earnings. Gains or losses are recognized upon retirement of utility property, plant and equipment constituting an operating unit or system, and land, when sold or abandoned.
Midcontinent Express maintains natural gas in its pipeline which serves the function of maintaining the necessary pressure to allow efficient transmission of natural gas. This component of natural gas in the pipeline is generally known as “line pack.” Line pack is capitalized within Property, Plant and Equipment, Net and depreciated over the estimated useful life of the pipeline.
Midcontinent Express reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss results when the estimated undiscounted future net cash flows expected to result from the asset's use and its eventual disposition are less than its carrying amount.
Depreciation and Amortization
Depreciation is computed based on the straight-line method over the estimated useful lives of property, plant and equipment. The annual composite rate of depreciation for the years ended December 31, 2011 and 2010 was 3.0%.

Allowance For Funds Used During Construction
Included in the cost of Property, Plant and Equipment, Net is an allowance for funds used during construction (“AFUDC”). AFUDC represents the estimated cost of debt, from borrowed funds, or the estimated cost of capital, from equity funds, during the construction period.
Revenue Recognition
Midcontinent Express recognizes revenues as services are rendered or goods are delivered and, if applicable, title has passed. Midcontinent Express provides various types of natural gas transportation services to its customers in which the natural gas remains the property of these customers at all times. In many cases (generally described as "firm service"), the customer pays a two-part rate that includes (i) a fixed-fee reserving the right to transport natural gas in Midcontinent Express' facilities and (ii) a per-unit rate for volumes actually transported. The fixed-fee component of the overall rate is recognized as revenue in the period the service is provided. The per-unit charge is recognized as revenue when the volumes are delivered to the customers' agreed upon delivery point. In other cases (generally described as "interruptible service"), there is no fixed-fee associated with the services because the customer accepts the possibility that service may be interrupted at Midcontinent Express' discretion in order to serve customers who have purchased firm service. In the case of interruptible service, revenue is recognized in the same manner utilized for the per-unit rate for volumes actually transported under firm service agreements. In addition to the “firm” and “interruptible” transportation services, Midcontinent Express also provides natural gas park and loan services to assist customers in managing short-term gas surpluses or deficits. Revenues are recognized as services are provided, in accordance with the terms negotiated under these contracts.
Debt Issuance Costs
Generally, debt issuance costs are amortized utilizing the straight-line-method, which approximates the effective interest rate method, over the life of the debt or the life of the facility. Debt issuance costs associated with the $175.4 million revolving credit facility, which was subsequently reduced to a $75.0 million credit facility (see Note 5), were amortized over the construction period.
Environmental Matters
Midcontinent Express expenses or capitalizes, as appropriate, environmental expenditures that relate to current operations. Midcontinent Express expenses amounts that relate to an existing condition caused by past operations that do not contribute to current or future revenue generation. Midcontinent Express does not discount environmental liabilities to a net present value, and records environmental liabilities when environmental assessments and/or remedial efforts are probable and costs can be reasonably estimated. Generally, recording of these accruals coincides with the completion of a feasibility study or a commitment to a formal plan of action.
Income Taxes
Midcontinent Express is a limited liability company that has elected to be treated as a partnership for income tax purposes. Accordingly, no provision for federal or state income taxes has been recorded in the financial statements of Midcontinent Express and the tax effects of Midcontinent Express' activities accrue to its Members.
3. Property, Plant and Equipment
Midcontinent Express' Property, Plant and Equipment, Net consisted of the following (in millions):

	At December 31,
	2011	2010
Natural gas pipelines	$2,318.2	$2,315.8
General and other	1.3	1.2
Accumulated depreciation and amortization	(169.3)	(100.3)
	2,150.2	2,216.7
Construction work in progress	0.6	4.5
Total Property, Plant and Equipment, Net	$2,150.8	$2,221.2

4. Members' Equity
During the year ended December 31, 2011 and the seven months ended December 31, 2010, Midcontinent Express made distributions to its Members of approximately $165.3 million and $86.8 million, respectively. During the seven months ended December 31, 2010, Midcontinent Express received Member contributions of $172.0 million, that were used to finance construction.
Subsequent Event
In January 2012, Midcontinent Express paid distributions of $13.5 million to its Members.
5. Financing
Notes Payable
On February 25, 2011, Midcontinent Express replaced its then existing $175.4 million, unsecured revolving credit facility with a $75.0 million, three-year, unsecured revolving credit facility due February 25, 2014. As a result, debt issuance cost of $0.5 million was recorded in “Unamortized Debt Issuance Costs” in the accompanying Balance Sheet. As of February 28, 2011, each of Midcontinent Express' member owners were released from their respective debt obligations under the previous guaranty agreements for the $175.4 million unsecured revolving credit facility. The $75.0 million credit facility is with a syndicate of financial institutions with The Royal Bank of Scotland as the administrative agent. Borrowings under the Midcontinent Express credit facility are generally comprised of underlying notes issued with terms not to exceed 90 days. Interest on borrowings against Midcontinent Express' $75.0 million credit facility accrues at its option at a floating rate equal to either (i) the Prime Rate (but not less than the Federal Funds Rate, plus 0.5%); or (ii) LIBOR, plus a margin, which varies depending upon its credit rating. The credit agreement provides for customary commitment fees and letter of credit fees under the revolving credit facility. As of December 31, 2011, Midcontinent Express had outstanding $1.0 million at a weighted-average interest rate of 4.25% under its $75.0 million revolving credit facility. As of December 31, 2010, Midcontinent Express had no amounts outstanding under its $175.4 million revolving credit facility. During the year ended December 31, 2011 and the seven months ended December 31, 2010, Midcontinent Express had average borrowings outstanding of $12.9 million and $63.6 million, respectively with a weighted-average interest rate of 2.85% and 1.09%, respectively.
The $75.0 million credit facility includes the following restrictive covenants:

•	Certain limitations on indebtedness, including capital lease obligations in excess of $20 million;

•	Certain limitations on entering into mergers, consolidations, sales of assets and investments;

•	Limitations on granting liens; and

•	Total debt divided by earnings before interest, income taxes, depreciation and amortization for the preceding four quarters may not exceed 5.0.
The following constitute events of default under the credit facility, subject to certain cure periods:

•	Nonpayment of interest, principal or fees;

•	Failure to make required payments under other agreements or adverse judgments that exceed $25 million; and

•	Voluntary or involuntary bankruptcy or liquidation.
Additionally, the revolving credit facility can be used for the issuance of letters of credit to support the construction and operations of the Midcontinent Express pipeline, and as of December 31, 2011 and 2010, a letter of credit having a face amount of $33.3 million was issued under the credit facility.
Long-term Debt
Midcontinent Express' outstanding long-term debt as of December 31, 2011 and 2010 consisted of the following (in millions):

	December 31,
	2011	2010
5.45% senior notes due September 15, 2014	$350.0	$350.0
6.70% senior notes due September 15, 2019	450.0	450.0
Unamortized debt discount	(0.8)	(1.0)
Total Long-term debt	$799.2	$799.0

Maturities of Debt
The scheduled maturities of Midcontinent Express' outstanding debt balances, excluding unamortized debt discount, as of December 31, 2011 are summarized as follows (in millions):

Year	Commitment
2012	$—
2013	—
2014	350.0
2015	—
2016	—
Thereafter	450.0
Total	$800.0
Fair Value
Fair value as used in the disclosure of financial instruments represents the amount at which an instrument could be exchanged in a current transaction between willing parties. As of each reporting date, the estimated fair value of Midcontinent Express' outstanding private placement debt is based upon quoted market prices. In addition, Midcontinent Express adjusts (discounts) the fair value measurement of its long-term debt for the effect of credit risk. The estimated fair value of Midcontinent Express' outstanding debt balance as of December 31, 2011 and 2010 was $867.3 million and $852.9 million, respectively.
6. Related Party Transactions
Midcontinent Express has an operating agreement with Kinder Morgan NatGas Operator LLC, a subsidiary of KMP under which Kinder Morgan NatGas Operator LLC provides and bills Midcontinent Express for various services including employee costs, information technology services, employee health and life benefits, and insurance for property and casualty risks, at cost.
Midcontinent Express' policy is to settle receivable and payable balances that exist with affiliates in the following month.
Totals of significant transactions with affiliated companies are as follows (in millions):

	Year Ended December 31, 2011	Seven Months Ended December 31, 2010
Charges from Kinder Morgan, Inc.(a)
Directly charged wages and salaries	$3.2	$2.4
Other compensation and benefits	$1.2	$0.9
General and administrative charges from affiliate	$0.9	$0.6
Charges from Kinder Morgan NatGas Operator LLC
Overhead fee	$—	$0.7
(a) Includes charges of $0.1 million and $1.0 million for the year ended December 31, 2011 and the seven months ended December 31, 2010, respectively, that were capitalized in Property, Plant and Equipment, Net.
Balances with affiliated companies are included in the accompanying Balance Sheets as follows (in millions):

	At December 31,
	2011	2010
Current Liabilities: Accounts payable	$0.5	$0.5
Current Liabilities: Gas imbalances	$0.9	$0.6

7. Commitments and Contingent Liabilities
Leases
Total lease and rental expenses under operating leases were $15.6 million and $3.9 million for the year ended December 31, 2011 and the seven months ended December 31, 2010, respectively. Future minimum commitments under major operating leases as of December 31, 2011 are as follows (in millions):

Year	Total
2012	$15.5
2013	15.4
2014	15.5
2015	15.5
2016	15.4
Thereafter	34.8
Total	$112.1
The amounts of future minimum rental commitments as of December 31, 2011 are principally attributable to a 10-year capacity lease agreement entered into on December 11, 2006 (commenced on April 1, 2009) with Enogex Inc. (“Enogex”). The capacity lease provides the right to transport on a firm basis, 272,000 Dth of natural gas per day through Enogex's system from an existing point of interconnection with the interstate natural gas pipeline system of Natural Gas Pipeline Company of America LLC (“Natural”), at the Washita receipt point, West Pool, and East Pool to a point of interconnection with the Midcontinent Express system in the vicinity of Bennington, Oklahoma.
Capital Expenditures Budget
Approximately $2.0 million had been committed for future purchases of property, plant and equipment at December 31, 2011. These expenditures will be funded by cash generated from operations.
8. Major Customers
During the year ended December 31, 2011, three non-affiliated shippers accounted for $109.2 million (42%), $53.8 million (21%) and $26.0 million (10%), respectively, of Midcontinent Express' total revenues. During the seven months ended December 31, 2010, three non-affiliated shippers accounted for $54.3 million (39%), $31.3 million (23%) and $14.6 million (11%), respectively, of Midcontinent Express' total revenues.
9. Regulatory Matters
There are currently no proceedings challenging the rates Midcontinent Express charges. Regulators, as well as shippers on Midcontinent Express, do have rights, under circumstances prescribed by applicable regulations, to challenge the rates Midcontinent Express charges. Midcontinent Express can provide no assurance that it will not face challenges to the rates it charges in the future. Any successful challenge could adversely affect in a material way Midcontinent Express' future earnings and cash flows.
Semi-Annual FERC Fuel Tracking Filing - Docket No. RP12-87-000
On October 31, 2011, Midcontinent Express made its semi-annual filing under Docket No. RP12-87-000 to revise its Fuel and Unaccounted for Gas (“UAF”) Reimbursement Percentages for its Zone 1, Zone 2, Booster Compression Fuel, and system wide UAF Reimbursement Percentages applicable to its shippers for the period of six months starting December 1, 2011. In this filing, Midcontinent Express proposed a Fuel Reimbursement Percentage of 0.349% for Zone 1 and a Fuel Reimbursement Percentage of 0.276% for Zone 2, which represents a decrease of 0.125% in Zone 1 and a decrease of 0.010% in Zone 2. Also, Midcontinent Express proposed a system wide UAF Reimbursement Percentage of 0.000% and a Booster Compression Fuel Reimbursement Percentage of 0.230%, which represents a decrease of 0.272% for the Booster Compression Fuel Reimbursement Percentage. In this proceeding, Midcontinent Express also requested a continuance of its current waiver regarding the UAF Reimbursement Percentage which would allow Midcontinent Express to hold the UAF percentage at zero rather than allowing the percentage to be negative. On November 28, 2011, the FERC approved the aforementioned tariff fuel rates and granted waiver of the UAF Reimbursement Percentage.

10. Legal and Environmental Matters
Legal
Midcontinent Express Construction Incident
On July 15, 2009, a Midcontinent Express contractor and subcontractor were conducting a nitrogen pressure test on facilities at a Midcontinent Express delivery meter station that was under construction in Smith County, Mississippi. An unexpected release occurred during testing, resulting in one fatality and injuries to four other employees of the contractor or subcontractor. The United States Occupational Safety and Health Administration (“OSHA”) completed their investigation. Midcontinent Express was not cited for any violations by OSHA.
In July 2010, Kinder Morgan, Inc. and Midcontinent Express were named in two lawsuits arising out of the accident. One case was filed by one of the injured workers and the other case was filed by the deceased worker's descendants. Both cases are pending in Louisiana State District Court, Vermilion Parish. Plaintiffs allege that Kinder Morgan, Inc. and Midcontinent Express were negligent and grossly negligent in failing to maintain a safe worksite. Kinder Morgan, Inc. and Midcontinent Express have tendered the cases to the responsible insurance carriers, and they have agreed to accept the defense and indemnity. Discovery is proceeding in the cases.
In addition, Midcontinent Express is a defendant in various lawsuits arising from the day-to-day operations of its business. Although no assurance can be given, Midcontinent Express believes, based on its experience to date, that the ultimate resolution of such matters, including the matter discussed preceding, will not have a material adverse impact on its business, cash flows, financial position or results of operations.
Environmental
Midcontinent Express is subject to a variety of federal, state and local laws that regulate permitted activities relating to air and water quality, waste disposal, and other environmental matters. Midcontinent Express believes that compliance with these laws will not have a material adverse impact on its business, cash flows, financial position or results of operations. However, there can be no assurances that future events, such as changes in existing laws, the promulgation of new laws, or the development of new facts or conditions will not cause Midcontinent Express to incur significant costs.
11. Recent Accounting Pronouncements
ASU No. 2011-04
On May 12, 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This ASU amends GAAP and results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between GAAP and international financial reporting standards (“IFRS”). The amendments in this ASU change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements; however, the amendment's requirements do not extend the use of fair value accounting, and for many of the requirements, the FASB does not intend for the amendments to result in a change in the application of the requirements in the “Fair Value Measurement” Topic of the Codification. Additionally, ASU No. 2011-04 includes some enhanced disclosure requirements, including an expansion of the information required for Level 3 fair value measurements. For Midcontinent Express, ASU No. 2011-04 was effective January 1, 2012, and the adoption of this ASU did not have a material impact on its financial statements.
ASU Nos. 2011-05 and 2011-12
On June 16, 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” This ASU eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. An entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements.

ASU No. 2011-05 also requires reclassifications of items out of accumulated other comprehensive income to net income to be measured and presented by income statement line item in both the statement where net income is presented and the statement where other comprehensive income is presented. However, on December 23, 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” to defer this new requirement. For Midcontinent Express, both ASU No. 2011-05 and ASU No. 2011-12 were effective January 1, 2012. Since these ASUs pertain to presentation and disclosure requirements only, the adoption of these ASUs did not have a material impact on Midcontinent Express' financial statements.